82-3116

GREAT QUEST
METALS LT[redacted]

04036414

August 12, 2004

SUPPL

RECEIVED
2004 AUG 23 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on August 12, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 8/23

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

August 12, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Extends the Djambaye 2 Gold Zone an Additional 907 Metres

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is very pleased to announce an extension of 907 metres to the previously reported 1,435 metre length of the Djambaye 2 gold zone for a total of 2,342 metres. Evidence for the extension is shown in the table below. The number under "Metres" is the distance north from the most northerly sample from the original 1,435 metre length. Quartz vein is abbreviated as "QV".

Pit Number	Metres	Grams/Tonne Gold	Rock Description
Previously reported pit	-	3.39	Quartz and Chlorite
P-66	147	0.99	QV in diorite
Old Pit	192	6.87	QV in rhyodacite
P-67	250	0.06	Saprolite with NE QV's
P-70	364	0.22	QV's in sandstone
Old Pit	424	0.83	QV in saprolite
P-73	543	0.10	Diorite
Old Pit	798	10.76	QV in diorite
Old Pit	868	1.32	QV in diorite

The samples from the old pits were taken from material around the pits, much of which had been panned by the orpailleurs or hand miners. The other samples were taken from the bottom of pits. Samples from P-48, 39 m south of the most southerly sample of original 1,435 metres length, assayed 0.69 and 5.81 g/t gold from quartz veins in rhyodacite.

The determination of the width of the mineralized zone by pitting was much more difficult. Digging the pits to the preferred depth was not very successful. The digging of pits was made much more difficult by a hard laterite crust in places, dolerite and alluvium to the east of the zone and extremely hard rock as the result of silicification. In addition, the amount of orpaillage or hand dug pits, complicated matters.

The geology consists of an approximately 20 m wide, possibly 2-phase, rhyodacite-diorite dyke within an envelope of silicification. Three quartz vein sets (north-south, east-west and northeast), mineralized with gold, occur within this setting. The width of the mineralized zone as measured on three separate locations through pit samples indicates a minimum width of 2 m, 3 m and 8 m. In all these cases, the zone is open to both the east and west. An estimate of the maximum width of the main mineralized zone is not known. The area of orpaillage is 50 m wide, but that does not mean the width of the zone is 50 m. This will be best determined by drilling. At the northern end of the original 1,435 metre zone, a sample from the main zone assayed 3.39 g/t gold and a sample from a pit 36 m west, assayed 5.28 g/t gold. Four samples between the two assayed from 0.06 to 0.23 g/t gold. The western sample, consisting of quartz in diorite, could indicate a second zone. Two pits with samples of 1.38 and 4.36 g/t gold occur 97 m south of this sample, and P-41, a further 18 m south had samples with 0.92, 1.15, 12.4 and 47.25 g/t gold from various levels in the pit.

In conclusion, the method of pitting was very successful in defining the length of the Djambaye 2 zone but less successful at defining the width. The Company has now outlined a 2.34 kilometre drill target with a possible parallel structure. The next step will be drilling.

"Signed"
Willis W. Osborne
President

NEWS RELEASE